UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

The Kroger Co.

(Exact name of registrant as specified in its charter)

Ohio	1-303	31-0345740
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

1014 Vine Street, Cincinnati, OH	45202
(Address of principal executive offices)	(Zip Code)

Christine S. Wheatley, telephone: (513) 762-4000,

Group Vice President, Secretary and General Counsel

The Kroger Co.

1014 Vine Street

Cincinnati, OH  45202

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

This Specialized Disclosure Report on Form SD is filed pursuant to Section 13(p) of the Securities Exchange Act of 1934, as amended, and Rule 13p-1 thereunder, for the reporting period January 1, 2013 through December 31, 2013.

A copy of The Kroger Co.’s Conflict Minerals Report (“Report”) is filed as Exhibit 1.02 hereto and is publicly available at ir.kroger.com.  This Report contains a discussion of the good-faith, reasonable country of origin inquiry and due diligence measures undertaken by The Kroger Co. with respect to  the reporting period, and is incorporated herein by reference.

Item 1.02 Exhibits

Section 2 — Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

THE KROGER CO.

By:	/s/ Christine S. Wheatley	Date: June 2, 2014

Name:	Christine S. Wheatley
Title:	Group Vice President, Secretary and General Counsel

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